UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Emergent BioSolutions Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29089Q 10 5

(CUSIP Number)

March 8, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Advent Private Equity Fund III “A” Limited Partnership

Advent Private Equity Fund III “B” Limited Partnership;

Advent Private Equity Fund III “C” Limited Partnership;

Advent Private Equity Fund III “D” Limited Partnership;

Advent Private Equity Fund III GMBH & CO KG.;

Advent Private Equity Fund III Affiliates;

Advent Management III Limited Partnership.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.

Citizenship or Place of Organization
Advent Private Equity Fund III “A” Limited Partnership (England);

Advent Private Equity Fund III “B” Limited Partnership (England);

Advent Private Equity Fund III “C” Limited Partnership (England);

Advent Private Equity Fund III “D” Limited Partnership (England);

Advent Private Equity Fund III GMBH & CO KG. (Germany);

Advent Private Equity Fund III Affiliates (England);

Advent Management III Limited Partnership (Scotland).

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer Emergent BioSolutions Inc.
(b)	Address of Issuer’s Principal Executive Offices 300 Professional Drive Suite 250 Gaithersburg, Maryland 20879

Item 2.
(a)

Name of Person Filing
Advent Private Equity Fund III “A” Limited Partnership;

Advent Private Equity Fund III “B” Limited Partnership;

Advent Private Equity Fund III “C” Limited Partnership;

Advent Private Equity Fund III “D” Limited Partnership;

Advent Private Equity Fund III GMBH & CO KG.;

Advent Private Equity Fund III Affiliates;

Advent Management III Limited Partnership.

(b)

Address of Principal Business Office or, if none, Residence
Advent Private Equity Fund III “A” Limited Partnership

25 Buckingham Gate

London SW1E 6LD

United Kingdom

Advent Private Equity Fund III “B” Limited Partnership

25 Buckingham Gate

London SW1E 6LD

United Kingdom

Advent Private Equity Fund III “C” Limited Partnership

25 Buckingham Gate

London SW1E 6LD

United Kingdom

Advent Private Equity Fund III “D” Limited Partnership 25 Buckingham Gate

London SW1E 6LD

United Kingdom

Advent Private Equity Fund III GMBH & CO KG

Theresienstrasse 6

Munich 80333

Germany

Advent Private Equity Fund III Affiliates 25 Buckingham Gate London SW1E 6LD United Kingdom Advent Management III Limited Partnership 50 Lothian Road, Festival Square Edinburgh EH3 9WJ United Kingdom
(c)

Citizenship
The citizenship of each of the funds is as follows:

Advent Private Equity Fund III “A” Limited Partnership (England);

Advent Private Equity Fund III “B” Limited Partnership (England);

Advent Private Equity Fund III “C” Limited Partnership (England);

Advent Private Equity Fund III “D” Limited Partnership (England);

Advent Private Equity Fund III GMBH & CO KG. (Germany);

Advent Private Equity Fund III Affiliates (England);

Advent Management III Limited Partnership (Scotland).

	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 29089Q 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 0 shares
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Not applicable.
(ii) Shared power to vote or to direct the vote 0 shares
(iii)

Sole power to dispose or to direct the disposition of

Advent Private Equity Fund III “A” Limited Partnership owns 0 shares;

Advent Private Equity Fund III “B” Limited Partnership owns 0 shares;

Advent Private Equity Fund III “C” Limited Partnership owns 0 shares;

Advent Private Equity Fund III “D” Limited Partnership owns 0 shares;

Advent Private Equity Fund III GMBH & CO KG. owns 0 shares;

Advent Private Equity Fund III Affiliates owns 0 shares;

Advent Management III Limited Partnership owns 0 shares.

(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2008

ADVENT PRIVATE EQUITY FUND III “A” LIMITED PARTNERSHIP

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	General Partner

ADVENT PRIVATE EQUITY FUND III “B” LIMITED PARTNERSHIP

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	General Partner

ADVENT PRIVATE EQUITY FUND III “C” LIMITED PARTNERSHIP

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	General Partner

ADVENT PRIVATE EQUITY FUND III “D” LIMITED PARTNERSHIP

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	General Partner

ADVENT PRIVATE EQUITY FUND III GMBH & CO. KG

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	General Partner

ADVENT PRIVATE EQUITY FUND III AFFILIATES

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	General Partner

ADVENT MANAGEMENT III LIMITED PARTNERSHIP

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	General Partner